WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2017
(Expressed in Canadian dollars, unless otherwise indicated)

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017

The following management discussion and analysis of Western Copper and Gold Corporation (together with its subsidiaries, “Western” or the “Company”) is dated November 8, 2017, and provides an analysis of the Company’s results of operations for the three and nine months ended September 30, 2017.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with Western’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2017 and Western’s audited consolidated financial statements for the year ended December 31, 2016, and the notes thereto. The Company’s accounting policies are described in note 3 to the audited consolidated financial statements for the year ended December 31, 2016. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western is listed on the Toronto Stock Exchange (“TSX”) and the NYSE American under the symbol WRN. Additional information relating to the Company, including the Company’s Annual Information Form for the year ended December 31, 2016 (“AIF”), is filed with Canadian regulators on SEDAR at www.sedar.com. This information, along with Western’s annual report on Form 40-F, filed with the United States Securities and Exchange Commission (the “SEC”), is also available at edgar.sec.gov/edgar.shtml.

The operations of the Company are speculative due to the high-risk nature of the mining industry. Western faces risks that are generally applicable to its industry and others that are specific to its operations. Certain key risks affecting the Company’s current and future operations are discussed in its AIF and Form 40-F. This list is not exhaustive. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. Such risk factors could materially affect the value of the Company’s assets and future operating results, and could cause actual results to differ materially from those described in the forward looking statements contained in this management discussion and analysis. Reference is made to the discussion of forward-looking statements at the end of this document.

DESCRIPTION OF BUSINESS

Western Copper and Gold Corporation and its wholly-owned subsidiary, Casino Mining Corp. (“Casino Mining”), are focused on advancing the Casino project (“Casino” or “Casino Project”) towards production. The Casino Project is located in Yukon, Canada and hosts one of the largest undeveloped copper-gold deposits in Canada.

CASINO PROJECT UPDATE

INFRASTRUCTURE

On September 2, 2017, the Yukon Government and the Federal Government announced their commitment to fund the upgrade of the existing access road and 30% of the new access road to the Casino Project as part of the Yukon Resource Gateway Application. Recent discussions with the Yukon Government indicate that work towards building these roads is underway, starting with permitting for construction of a by-pass that will allow mining-related traffic to avoid the town of Carmacks, a key mitigation measure identified by the local community.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2017
(Expressed in Canadian dollars, unless otherwise indicated)

PERMITTING

The assessment process in the Yukon involves several steps after the submission of the Project Proposal concluding with the issuance of a Decision Document by the Yukon Environmental and Socioeconomic Assessment Board (“YESAB”). Once a project receives the Decision Document, the next step is obtaining a Quartz Mining License (“QML”). The QML would allow the Company to begin construction of the mine. The final significant permit following the issue of the QML is the Yukon Water License.

The Company is advancing certain key permitting activities required to prepare its Environmental and Socio-Economic Statement (“ESE Statement”). A large part of the initiative has been the Best Available Tailing Technology (“BATT”) review process relating to the design of the tailings and waste management facility. In this regard, Western is following the roadmap identified by the British Columbia Government, and being contemplated by the Yukon Government, to receive and consider feedback from key stakeholders. The goal is to come to a tailings management facility design that uses the best available tailings and mine waste deposition technology and has buy-in from the community, First Nations, and regulatory authorities.

Due to the timing of BATT review process and Yukon Government timelines on the permitting of the road upgrades as part of the Yukon Resource Gateway funding, the Company has advised the YESAB that it plans to delay submission of its ESE Statement to the end of 2018.

EXPENDITURES

Western’s recent activities have focused on permitting and engineering of the Casino Project. Capitalized expenditures for the periods presented were as follows:

For the nine months ended September 30,	2017	2016
	$	$
Claims maintenance	10,605	19,664
Engineering	154,315	254,164
Permitting	1,011,713	460,302
Salary and wages	261,361	385,998
Share-based payments	58,684	27,346

CASINO EXPENDITURES	1,496,678	1,147,474

FEASIBILITY STUDY

On January 7, 2013, the Company released the results of the feasibility study on its Casino Project and subsequently filed the technical report titled “Casino Project, Form 43-101F1 Technical Report Feasibility Study, Yukon, Canada – Revision 1” dated January 25, 2013 (the “Feasibility Study”) on SEDAR on February 12, 2013. The Feasibility Study was prepared for the Company by Conrad Huss, P.E., Thomas Drielick, P.E., Jeff Austin, P.Eng., Gary Giroux, P.Eng., Scott Casselman, P.Geo., Graham Greenaway, P.Eng., Mike Hester, F Aus IMM and Jesse Duke, P.Geo., each a Qualified Person for the purposes of Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The full text of the Feasibility Study is available under the Company’s profile on SEDAR.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2017
(Expressed in Canadian dollars, unless otherwise indicated)

The Company has calculated how the Casino Project’s returns are affected by changes in revenue from commodity price fluctuations. Based on the analysis below, the Casino Project is expected to provide positive returns in the current commodity price environment. All projected economic results below are on an after-tax basis and assume that the project is completely financed using equity.

		Feasibility Study	Current
		Base Case	Prices[1]

Copper Price	US$/lb	3.00	3.10
Gold Price	US$/oz	1,400	1,275
Molybdenum Price	US$/lb	14.00	7.25
Silver Price	US$/oz	25.00	17.00
Exchange Rate	C$: 1 US$	0.95	0.78

Net Present Value, After-tax, 8% discount	C$ M	1,830	2,380
Internal Rate of Return, After-tax	%	20.1	23.3
Payback Period	Years	3.0	2.6

Net Cash Flow (Y1-Y4), After-tax	C$ M/year	682	780
Net Cash Flow (Life of Mine), After-tax	C$ M/year	400	460

Note 1 - The above information is derived from adjusting the Feasibility Study financial model (Feasibility Study Table 22-5) for the above noted commodity prices only. There has been no change to mineral resource or mineral reserve estimates or the capital cost contained in the Feasibility Study. The capital cost has not been adjusted for changes in Canadian to US exchange rate. Current prices are representative of commodity prices on November 8, 2017.

The Company conducted a pricing review (the “Review”) of the Feasibility Study in association with M3 Engineering & Technology Corp. The Review indicates that the Casino Project’s economic metrics, such as internal rate of return and net present value, at current (May 2017) commodity prices and exchange rates are comparable to the base case metrics in the Feasibility Study. Capital and operating costs were updated as part of the Review, including updated costs for mining and major process equipment, power plant costs, major bulk materials (e.g. structural steel), and construction and operating labour rates. There has been no change to the mineral resource or reserve estimate or to other technical information contained in the Feasibility Study.

ROYALTIES AND PRODUCTION PAYMENTS

All claims comprising the Casino Project are subject to a 2.75% net smelter returns royalty (the “NSR Royalty”) on the future sale of any metals and minerals derived therefrom. Western has the option to repurchase 0.75% of the NSR Royalty (resulting in a rate of 2%) for US$59 million if the amount is paid on or before December 31, 2017.

As part of a separate agreement, Western is required to make a payment of $1 million upon achieving commercial production at the Casino Project.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2017
(Expressed in Canadian dollars, unless otherwise indicated)

SELECTED QUARTERLY FINANCIAL INFORMATION

The following quarterly information has been extracted from the Company’s unaudited condensed interim consolidated financial statements.

As at and for the quarter ended	30-Sep-17	30-Jun-17	31-Mar-17	31-Dec-16

Loss and comprehensive loss	605,168	691,815	768,531	492,717
Loss per share – basic and diluted	0.01	0.01	0.01	0.01
Cash and short-term investments	5,110,720	5,538,086	5,861,418	6,768,953
Exploration and evaluation assets	40,218,996	39,719,430	39,120,476	38,722,318
Total assets	45,842,288	45,856,965	45,572,284	46,083,525

As at and for the quarter ended	30-Sep-16	30-Jun-16	31-Mar-16	31-Dec-15
	$	$	$	$
Loss and comprehensive loss	580,672	312,664	702,347	526,742
Loss per share – basic and diluted	0.01	-	0.01	0.01
Cash and short-term investments	7,888,102	8,604,034	9,330,355	10,403,751
Exploration and evaluation assets	37,537,269	37,130,644	36,663,395	36,389,795
Total assets	45,718,744	46,160,808	46,214,077	47,089,862

Items that resulted in significant differences in the quarterly figures presented above are explained in the following narrative.

Loss and comprehensive loss

The scale and nature of the Company’s corporate and administrative activity have remained relatively consistent over the periods presented above. Quarterly fluctuations in loss and comprehensive loss figures have mainly been driven by share-based payments, and gains and losses related to foreign exchange and marketable securities.

Exploration and evaluation assets

Expenditures incurred by the Company relating to its mineral properties are capitalized. As a result, the carrying value of exploration and evaluation assets generally increases from period to period.

Cash, cash equivalents, and short-term investments

For the most part, cash is used to fund ongoing operations that increase the carrying value of the Company’s exploration and evaluation assets. Unless there is a significant financing transaction, total cash, cash equivalents and short-term investments are expected to decrease from one period to the next.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2017
(Expressed in Canadian dollars, unless otherwise indicated)

RESULTS OF OPERATIONS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$

Filing and regulatory fees	4,180	9,359	181,574	152,802
Office and administration	45,137	65,554	173,555	161,922
Professional fees	27,709	37,134	83,442	111,322
Rent and utilities	28,065	22,094	84,194	118,576
Share-based payments	82,527	39,409	271,305	114,509
Shareholder communication and travel	115,804	87,652	427,582	228,561
Wages and benefits	255,211	253,666	797,672	794,588

CORPORATE EXPENSES	558,633	514,868	2,019,324	1,682,280

Foreign exchange loss (gain)	4,414	(3,728)	8,436	20,476
Interest income	(9,979)	(22,168)	(35,246)	(74,273)
Loss (gain) on marketable securities	52,100	91,700	73,000	(32,800)

LOSS AND COMPREHENSIVE LOSS	605,168	580,672	2,065,514	1,595,683

THREE MONTHS ENDED SEPTEMBER 30, 2017

Western incurred a loss of $605,000 ($0.01 per common share) for the three months ended September 30, 2017 compared to a loss of $581,000 ($0.01 per common share) over the same period in 2016. Generally, corporate costs have remained in-line with prior year. Some notable differences are described below.

During the three months ended September 30, 2017, share based payments increased by $43,000 compared to the same period in 2016 due to variations in the valuation and the timing of the associated amortization of previous stock option grants.

Shareholder communication and travel increased by $28,000 during the three months ended September 30, 2017 compared to the same quarter in 2016 as the Company increased investor outreach activities to promote the Company and the Casino Project.

During the three months ended September 30, 2017, the Company recorded a loss on marketable securities of $52,000, compared to a loss of $92,000 during the same period in the prior year. Differences are a result of variances in the share price of marketable securities held by Western.

NINE MONTHS ENDED SEPTEMBER 30, 2017

Western incurred a loss of $2.1 million ($0.02 per common share) for the nine months ended September 30, 2017 compared to a loss of $1.6 million ($0.02 per common share) over the same period in 2016.

Filing and regulatory fees increased by $29,000 during the nine months ended September 30, 2017 compared to the same period in 2016 due to an increase in Canadian regulatory filing fees for 2017.

During the nine months ended September 30, 2017, professional fees decreased by $28,000 compared to the same period during 2016 largely due to a decrease in legal activity.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2017
(Expressed in Canadian dollars, unless otherwise indicated)

Rent and utilities decreased for the nine months ended September 30, 2017 because the Company relocated to a lower cost head office in April 2016.

During the nine months ended September 30, 2017, share based payments increased by $157,000 compared to the same period in 2016 due to variations in the valuation and the timing of the associated amortization of previous stock option grants.

Shareholder communication and travel increased by $199,000 during the nine months ended September 30, 2017 compared to the same period in 2016 as the Company increased investor outreach activities to promote Western and the merits of the Casino Project.

During the nine months ended September 30, 2017, the Company recorded a loss on marketable securities of $73,000, compared to a gain of $33,000 during the same period in the prior year as there was a significant decrease in the share price of marketable securities held by Western.

LIQUIDITY AND CAPITAL RESOURCES

For the nine months ended September 30,	2017	2016
	$	$
CASH PROVIDED BY (USED IN)
Operating activities	(1,754,516)	(1,548,990)
Financing activities	1,433,333	181,066
Investing activities	173,936	1,385,655

CHANGE IN CASH AND EQUIVALENTS	(147,247)	17,731

Cash and cash equivalents – beginning	611,690	830,326

CASH AND CASH EQUIVALENTS	464,443	848,057

In addition to the $464,000 in cash and cash equivalents, the Company held $4.6 million in short-term investments on September 30, 2017. Cash and short-term investments totaled $5.1 million as at September 30, 2017 compared to $6.8 million as at December 31, 2016. The Company had working capital of $4.9 million as at September 30, 2017 (December 31, 2016 - $6.7 million).

Western is an exploration stage company. As at the date of this report, the Company has not earned any production revenue. It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations. Although the Company expects that the current working capital balance will be sufficient to fund anticipated operating activities in the near term, it will require significant additional funding to complete the development and construction of the Casino mine.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares. There is a risk that in the future the Company may not be able to raise the capital required to fund operations.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2017
(Expressed in Canadian dollars, unless otherwise indicated)

Operating activities

The significant components of operating activities are discussed in the Results of Operations section above.

Financing activities

During the nine months ended September 30, 2017, the Company received $1.4 million from the exercise of stock options. During the nine months ended September 30, 2016 the Company received $181,000 from the exercise of stock options.

Investing activities

Investing activities include both mineral property expenditures, and purchases and redemptions of short-term investments. Investments with an original maturity of greater than three months are considered short-term investments for accounting purposes. Purchases and redemptions of short-term investments are mainly driven by cash requirements and available interest rates.

During the nine months ended September 30, 2017, Western redeemed $1.5 million in short-term investments, and spent $1.3 million on exploration and evaluation expenditures. During the nine months ended September 30, 2016, Western redeemed $2.5 million in short-term investments and expended $1.1 million on mineral property activities.

The majority of the mineral property expenditures in both periods relates to engineering and permitting efforts related to the Casino Project. A summary of activities relating to the Casino Project is available under the Casino Project Update section at the beginning of this report.

OUTSTANDING SHARE DATA

As at the date of this report, the Company had 96,653,935 common shares outstanding. The Company also has 4,283,335 stock options outstanding with exercises prices ranging from $0.50 to $0.96.

CONTRACTUAL OBLIGATIONS

The Company has no off-balance sheet arrangements, no capital lease agreements and no long-term obligations other than those described above, and throughout this document, or in the description of exploration and evaluation assets contained in the notes to the consolidated financial statements.

MANAGEMENT COMPENSATION

The Company’s related parties also include its directors and officers, who are the key management of the Company. The remuneration of directors and officers during the periods presented was follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
	$	$	$	$

Salaries and director fees	204,715	209,700	620,895	635,165
Share-based payments	74,475	36,053	245,081	104,755

MANAGEMENT COMPENSATION	279,190	245,753	865,976	739,920

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2017
(Expressed in Canadian dollars, unless otherwise indicated)

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the periods presented above.

SIGNIFICANT ACCOUNTING ESTIMATES

Use of estimates

The preparation of financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items that require estimates as the basis for determining the stated amounts include share-based payments and income and mining taxes. Actual results could differ from those estimates. Differences may be material.

Exploration and evaluation assets

The carrying amount of the Company’s exploration and evaluation assets represents costs net of write-downs and recoveries to date and does not necessarily reflect present or future values. Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

The Company’s assets are reviewed for indication of impairment at each balance sheet date. If indication of impairment exists, the assets’ recoverable amount is estimated. If the assets’ carrying amount exceeds the recoverable amount then an impairment loss is recognized in the statement of loss.

Environmental site reclamation

The Company has not recognized an amount for environmental site reclamation, however, minimum standards for site reclamation have been established by various governmental agencies that affect certain operations of the Company. The determination of reclamation costs requires assumptions with respect to future expected costs and legislation in effect at that time. Changes in these assumptions could have a material effect on the amount required to be recognized as an environmental reclamation provision.

CHANGES IN INTERNAL CONTROLS

During the three months ended September 30, 2017, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

FINANCIAL INSTRUMENT RISK

There has been no change in the Company’s financial instrument risk or management’s approach to those risks during the three months ended September 30, 2017.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2017
(Expressed in Canadian dollars, unless otherwise indicated)

FORWARD-LOOKING STATEMENTS

This management discussion and analysis (“MD&A”) contains certain forward-looking statements concerning anticipated developments in Western’s operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 (“NI 51-102”) of the Canadian Securities Administrators (collectively, "forward-looking statements"). Certain forward looking information may also be considered future-oriented financial information (“FOFI”) as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Such forward-looking statements are set forth, among other places, under the heading “Casino Project Update” and elsewhere in the MD&A and may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs, and capital costs in connection with the Casino Project); exploration results at the Company’s property; budgets; work programs; permitting or other timelines; strategic plans; market price of precious and base metals; or other statements that are not statement of historical fact.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; changes in project parameters as plans continue to be refined; risks related to cooperation of government agencies and First Nations in the exploration and development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western’s AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

The material assumptions used to develop the forward-looking statements herein include assumptions that (1) prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates will not change in a materially adverse manner, (2) requisite capital and financing will be available on acceptable terms, (3) equipment and personnel required for permitting, construction and operations will be available on a continual basis, (4) no unforeseen delays, unexpected geological or other effects, equipment failures, or permitting or other delays, and (5) general economic, market or business conditions will not change in a materially adverse manners and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Western’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and nine months ended September 30, 2017
(Expressed in Canadian dollars, unless otherwise indicated)

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

The MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada as of the date of this MD&A, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements of the SEC and contained in Industry Guide 7 of the SEC. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and required by NI 43-101 to be used for disclosure of mineral resources. These terms, however, are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations. In contrast, the SEC only permits U.S. companies to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained and incorporated by reference into this MD&A that describes the Company’s mineral deposits may not be comparable to similar information made public by issuers subject to the SEC’s reporting and disclosure requirements applicable to domestic United States issuers.